

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Robert B. Dimond
Chief Financial Officer
Nash-Finch Company
7600 France Avenue South
P.O. Box 355
Minneapolis, Minnesota 55440-0355

      Re: Nash-Finch Company
               Form 10-K for the Fiscal Year Ended January 2, 2010
               Filed March 4, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed April 15, 2010
               File No. 000-00785

Dear Mr. Dimond:

      We have reviewed your response letter and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Benefits, page 20

1. We note your response to comment six in our letter dated October 1, 2010. Your indication that disclosing target information could cause competitive harm could apply to many registrants. Please explain how this would affect you differently than other companies that disclose performance targets. In addition, please explain how competitors may be able to use this retrospective information to "infer the Company's future strategies and impact [y]our ability to negotiate with vendors, customers and landlords" and how such information "may provide insight into the Company's long range plans."

Finally, the relevance of your statement that some targets are "tied to multi-year strategic plans and thus disclosure of the targets may provide insight into the Company's long range plans" is unclear because, as we indicated in our prior comment, we are asking you to disclose retrospective targets, as opposed to projected amounts; please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director